VIA EDGAR CORRESPONDENCE

Ms. Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

June 17, 2015

Dear Ms. Monick,

Re:	Melco Crown Entertainment Limited (the “Company” or “we”)

Form 20-F for the Fiscal Year Ended December 31, 2014 (“Form 20F”)

Filed April 15, 2015

File No. 001-33178

We are responding to the Staff’s letter of June 3, 2015 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Commission on April 15, 2015. For the Staff’s convenience, we have set forth the Staff’s comment immediately preceding the response. Unless otherwise defined herein, terms used in this letter shall have the meanings ascribed to them in our Form 20F filed on April 15, 2015.

1.	Notes to Consolidated Financial Statements

23. Commitments and Contingencies

(e) Litigation, page F-69

Please clarify for us and in future period filings if you expect the indictment from the Taipei District Prosecutors Office to have a material impact on your financial statements as a whole, as opposed to just your business operation or financial position. Additionally, in your revised disclosure, please either (1) do not qualify your disclosure with the phrase “immediate” or (2) expand your disclosure to discuss the expected impact beyond the “immediate”. Within your response, please provide an example of your proposed disclosure.

Clarification

The Company notes the Staff’s comment and clarifies that management believed, as of the date of the report, and currently believes that the indictment in Taiwan, as described in Note 23 to our consolidated financial statements included in our Form 20-F for the Fiscal Year ended December 31, 2014, would have no material impact on the Company’s financial statements as a whole, which covers the Group’s financial position, results of operations and cash flow.

As the court trial for this case has not yet commenced or been concluded, management currently believes it is unable to determine the probability of the outcome of the indictment in Taiwan or the reasonably possible range of loss, if any. However, based on the information to-date, the Company believes that the case would have no material impact on its financial statements as a whole. The Company is monitoring the Taiwan case closely. As the indictment and proceedings in Taiwan (including the court trial) develop further, the Company will, based on the then available information, re-assess the impact on its financial statements as a whole.

The Company confirms that, in its future period filings, it will, based on the then status and development of the case, discuss any material impact of the indictment in Taiwan (as described above) on the Company’s financial statements as a whole, as opposed to just the business operations or financial position of the Company.

Example of Future Disclosure

Please see below an example of our proposed disclosure for future period filings which may be made prior to the conclusion of the court trial for this case:

“On August 12, 2014, a subsidiary’s Taiwan branch office and certain of its employees received an indictment from the Taipei District Prosecutors Office in connection with certain alleged violations of Taiwan banking and foreign exchange laws. Since January 2013, during the investigation phase of this case, one of our deposit accounts of the Taiwan branch office has been frozen by the Taiwan authorities. Such frozen account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to $102.2million) at the time it was frozen. As the court trial for this case has not been concluded, management is currently unable to determine the probability of the outcome of the indictment in Taiwan or the reasonably possible range of loss. However, based on the information to-date, the Company believes that the case would have no material impact on the Group’s financial statements as a whole. The Company intends to defend the allegations in the Taiwan case vigorously.”

Acknowledgements

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Desmond Wong at +852-2598-3660 or Edmond Choi at +852-2598-3616 or me at +852-2598-3601 if you have any further questions.

Very truly yours,

Melco Crown Entertainment Limited

/s/ Geoffrey Davis
Geoffrey Davis
Chief Financial Officer

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